UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
TC PipeLines, LP

(Name of Issuer)
Common Units

(Title of Class of Securities)
87233Q 10 8

(CUSIP Number)
Christine R. Johnston
450 - 1st Street SW
Calgary, Alberta, Canada
T2P 5H1
(403) 920-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 4, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 87233Q 10 8

1	NAME OF REPORTING PERSONS. TC Energy Corporation (formerly known as TransCanada Corporation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 17,084,831
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,084,831
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,084,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

1	As of August 4, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

1

SCHEDULE 13D
CUSIP No. 87233Q 10 8

1	NAME OF REPORTING PERSONS. TransCanada PipeLines Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 17,084,831
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,084,831
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,084,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2	As of August 4, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

2

SCHEDULE 13D
CUSIP No. 87233Q 10 8

1	NAME OF REPORTING PERSONS. TransCan Northern Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 17,084,831
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,084,831
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,084,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

3	As of August 4, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

3

SCHEDULE 13D
CUSIP No. 87233Q 10 8

1	NAME OF REPORTING PERSONS. TC PipeLines GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 5,797,106
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,797,106
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,797,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

4	As of August 4, 2020, there were 71,306,396 common units of TC Pipelines, LP outstanding.

4

SCHEDULE 13D
CUSIP No. 87233Q 10 8

AMENDMENT NO. 6 TO
STATEMENT ON SCHEDULE 13D

Item 1.	Security and Issuer.
This Amendment No. 6 (the “Amendment”) to Schedule 13D is being filed by TC Energy Corporation (f/k/a TransCanada Corporation), a Canadian public company (“TC Energy”), TransCanada PipeLines Limited, a Canadian corporation (“TCPL”), TransCan Northern Ltd., a Delaware corporation (“TransCan Northern”) and TC PipeLines GP, Inc., a Delaware corporation (the “GP”), to amend the Schedule 13D that was filed on August 9, 2002, as amended by Amendment No. 1 filed on August 13, 2003, Amendment No. 2 filed on August 3, 2004, Amendment No. 3 filed on April 1, 2005, Amendment No. 4 filed on February 22, 2007 and Amendment No. 5 filed on July 2, 2009. This statement relates to the common units representing limited partner interests (the “Common Units”) of TC PipeLines, LP, a Delaware limited partnership (the “Partnership”), which has its mailing address and principal executive offices at 700 Louisiana Street, Suite 700, Houston, Texas 77002-2761.

Item 2.	Identity and Background.
The name, state or other place of organization and address of its principal office for the Reporting Persons are set forth on Schedule I attached hereto.
(a)-(c)    The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the persons listed on Appendices A, B, C and D (the “Listed Persons”) hereto is set forth therein.
(d)    During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, none of the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    The information required to be filed in response to paragraph (f) of Item 2 with respect to the Listed Persons is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration
The information previously furnished in response to this Item 3 is amended by adding the following:
TC Energy anticipates that, at the exchange ratio set forth in the Offer Letter (as described in Item 4 below), 0.650 common shares of TC Energy, no par value (the “TC Energy Common Shares”) will be issued in exchange for approximately 54,221,565 Common Units not currently held by TC Energy and its affiliates, including TCPL, TransCan Northern and GP.

Item 4.	Purpose of Transaction.
The information previously furnished in response to this Item 4 is amended by adding the following:
On October 4, 2020, representatives of TC Energy delivered a non-binding offer (the “Offer Letter”) to the Issuer to acquire all of the outstanding Common Units of the Partnership not already owned by TC Energy and its affiliates, including TCPL, TransCan Northern and GP, in exchange for TC Energy Common Shares, at an exchange ratio of 0.650 TC Energy Common Shares for each Common Unit of the Partnership. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter which is filed as Exhibit D hereto and is incorporated by reference in its entirety into this Item 4.

Schedule I

SCHEDULE 13D
CUSIP No. 87233Q 10 8

There can be no assurance that any discussions that may occur between TC Energy and the Partnership with respect to TC Energy’s offer that will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies, which are beyond the control of TC Energy, including the satisfactory completion of due diligence, the approval of the board of directors (the “GP Board”) of GP, the general partner of the Partnership, the recommendation of a conflicts committee comprised of one or more of the independent directors of the GP Board established to evaluate the transaction, approval by holders of majority of the outstanding Common Units of the Partnership, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.
TC Energy does not intend to disclose developments with respect to the foregoing unless and until the GP Board and TC Energy have approved a specific transaction, if any, and TC Energy and the Partnership have then entered into a definitive agreement to effect such transaction, except as may be required by law. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)    As of the date hereof, GP beneficially owns, and TransCan Northern, TCPL and TC Energy own indirectly through GP, 5,797,106 Common Units. In addition, as of the date hereof, TransCan Northern beneficially owns, and TC Energy and TCPL indirectly own, an additional 11,287,725 Common Units. The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by GP and TransCan Northern. GP also owns a 2% general partner interest and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Partnership. TransCanada American Investments Ltd. owns all of the outstanding 1,900,000 Class B Units of the Partnership.
(b)    The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Amendment, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TC Energy, by virtue of its ownership of TCPL and TransCan Northern, the sole stockholder of GP, has the sole power to elect the board of directors of GP, however, all decisions regarding Common Units owned by GP are within the exclusive authority of the board of directors of GP.
(c)    None.
(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment.
(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information previously furnished in response to this Item 6 is amended by adding reference to the following:
The information provided or incorporated by reference in Item 4 is incorporated by reference herein.

Schedule I

SCHEDULE 13D
CUSIP No. 87233Q 10 8

Item 7.	Material to be Filed as Exhibits.
The information previously provided in response to this Item 7 is hereby amended and supplemented with the following:
Exhibit D:    Offer Letter, dated October 4, 2020

Schedule I

SCHEDULE 13D
CUSIP No. 87233Q 10 8

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:    October 5, 2020
TC Energy Corporation

/s/ Donald R. Marchand_______
Name:    Donald R. Marchand

Title:	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

/s/ Christine R. Johnston
Name:    Christine R. Johnston
Title:    Vice-President, Law and Corporate Secretary

TransCanada PipeLines Limited

/s/ Donald R. Marchand_______
Name:    Donald R. Marchand

Title:	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer

/s/ Christine R. Johnston_______
Name:    Christine R. Johnston
Title:    Vice-President, Law and Corporate Secretary

TransCan Northern Ltd.

/s/ Nathaniel A. Brown___
Name:    Nathaniel A. Brown
Title:    Controller

/s/Jon A. Dobson
Name:    Jon A. Dobson
Title:    Corporate Secretary

TC PipeLines GP, Inc.

/s/ Nathaniel A. Brown_______
Name:    Nathaniel A. Brown
Title:    President

/s/ Jon A. Dobson
Name:    Jon A. Dobson
Title:    Secretary

Schedule I

SCHEDULE 13D
CUSIP No. 87233Q 10 8

SCHEDULE I

Name	State of Incorporation or Formation	Principal Business	Business Address
TC Energy Corporation	Canada	Pipelines and Energy	TC Energy Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCanada PipeLines Limited	Canada	Pipelines and Energy	TC Energy Tower 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1 Phone: (403) 920-2000
TransCan Northern Ltd.	Delaware	Pipelines and Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761 Phone: (877) 290-2772
TC PipeLines GP, Inc.	Delaware	Pipelines and Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761 Phone: (877) 290-2772

Schedule I

SCHEDULE 13D
CUSIP No. 87233Q 10 8

APPENDIX A & B
Executive Officers and Directors of TC Energy Corporation, formerly known as TransCanada Corporation (“TC Energy”), and TransCanada PipeLines Limited:
DIRECTORS:

Name and Citizenship	Principal Occupation	Business Address
Stéphan Crétier Canada	Chairman, President and Chief Executive Officer, GardaWorld Security Corporation	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Michael R. Culbert Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Russell K. Girling Canada	President, Chief Executive Officer and Director TC Energy and TransCanada PipeLines Limited	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Susan C. Jones Canada and the United Kingdom	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Randy Limbacher United States	Chief Executive Officer, Meridian Energy, LLC	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
John E. Lowe United States	Senior Executive Advisor, Tudor, Pickering, Holt & Co., LLC	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
David MacNaughton Canada	President, Palantir Canada	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Una Power Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Mary Pat Salamone United States	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Indira Samarasekara Canada	Senior Advisor, Bennett Jones LLP	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
D. Michael G. Stewart Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Siim A. Vanaselja Canada	Corporate director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Thierry Vandal Canada	President, Axium Infrastructure US, Inc.	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Steven W. Williams Canada	Corporate Director	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A & B - 1

SCHEDULE 13D
CUSIP No. 87233Q 10 8

EXECUTIVE OFFICERS:

Name and Citizenship	Principal Occupation	Business Address
Russell K. Girling Canada	President and Chief Executive Officer	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Donald R. Marchand Canada	Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Stanley G. Chapman III United States	Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines	700 Louisiana Street, Suite 700 Houston, TX 77002-2761
Leslie Kass United States	Executive Vice-President, Technical Centre	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
François Poirier Canada	Chief Operating Officer, President, Power & Storage	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Wendy Hanrahan Canada	Executive Vice-President, Corporate Services	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Patrick Keys Canada	Executive Vice-President, Stakeholder Relations and General Counsel	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Tracy Robinson Canada	Executive Vice-President and President, Canadian Natural Gas Pipelines and President Coastal GasLink	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1
Bevin Wirzba Canada and the United Kingdom	Executive Vice-President and President, Liquids Pipelines	450 – 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix A & B - 2

SCHEDULE 13D
CUSIP No. 87233Q 10 8

APPENDIX C
Executive Officers and Directors of TransCan Northern Ltd. (“TransCan Northern”):

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Director and President of TransCan Northern; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Nathaniel A. Brown United States	Director and Controller of TransCan Northern; Vice-President, U.S. Natural Gas Pipelines Financial Services of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Jon A. Dobson United States	Director and Corporate Secretary of TransCan Northern; Director, U.S. Governance and Securities Law of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Jasmin Bertovic United States	Vice-President of TransCan Northern; Vice-President, U.S. Gas Marketing of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Burton D. Cole Canada	Vice-President of TransCan Northern; Director, U.S. Pipeline Accounting of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
James R. Eckert United States	Vice-President of TransCan Northern; Vice-President, U.S. Marketing and Optimization of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Tina Faraca United States	Vice-President of TransCan Northern; Senior Vice-President, U.S. Commercial	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Nancy A. Johnson Canada	Vice-President and Treasurer of TransCan Northern; Vice President, Treasury and International Finance of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
William C. Morris	Vice-President, Finance of TransCan Northern; Director, Corporate Finance and Assistant Treasurer of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Alisa Williams United States	Vice-President, U.S. Taxation of TransCan Northern; Director, U.S. Taxation of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761

Appendix C - 1

SCHEDULE 13D
CUSIP No. 87233Q 10 8

APPENDIX D
Executive Officers and Directors of TC PipeLines GP, Inc. (“GP”)

Name and Citizenship	Principal Occupation	Business Address
Stanley G. Chapman III United States	Chair and Director of GP; Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines, TC Energy	700 Louisiana Street, Suite 700 Houston, TX 77002-2761
Jack F. Stark United States	Director of GP; Chief Financial Officer of Generate Capital, Inc.	700 Louisiana Street, Suite 700 Houston, TX 77002-2761
Malyn K. Malquist United States	Director of GP; Corporate Director	700 Louisiana Street, Suite 700 Houston, TX 77002-2761
Nathaniel A. Brown United States	President, Principal Executive Officer and Director of GP; Vice-President, U.S. Natural Gas Pipelines Financial Services of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Nadine E. Berge Canada	Director of GP; Director, Corporate Compliance and Legal Operations of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Peggy Heeg United States	Director of GP; Partner, Reed Smith LLP	700 Louisiana Street, Suite 700 Houston, TX 77002-2761
Janine M. Watson Canada	Vice-President and General Manager; Director, U.S. Natural Gas Joint Ventures, TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1
Alisa Williams United States	Vice-President, Taxation; Director, U.S. Taxation of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Jon A. Dobson United States	Secretary of GP; Director, U.S. Governance and Securities Law of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
Burton D. Cole United States	Controller of GP; Director, U.S. Pipeline Accounting of TransCanada USA Services Inc.	700 Louisiana Street, Suite 700 Houston, Texas 77002-2761
William C. Morris Canada	Vice-President, Principal Financial Officer and Treasurer of GP; Director, Corporate Finance and Assistant Treasurer of TransCanada PipeLines Limited	450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

Appendix D - 1